

Mail Stop 7010

January 16, 2009

Via U.S. mail and facsimile

Mr. Charles P. Cooley
Chief Financial Officer
The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

   RE: Form 10-K for the fiscal year ended December 31, 2007
      Form 10-Q for the period ended September 30, 2008
       File No. 1-5263

Dear Mr. Cooley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

          Sincerely,

          John Hartz
          Senior Assistant Chief Accountant